

Cara Ferrick · 3rd

Owner/Managing Dir. @ CorePower Yoga Franchise Studios
Santa Barbara, California, United States · Contact info
500+ connections

🔒 Message   More

 Central Coast Yoga/CorePower Yoga

Experience

 **Central Coast Yoga/CorePower Yoga**
15 yrs 10 mos

 **Owner/Regional Operations Manager/Lead**
Jan 2013 – Present · 8 yrs 7 mos
Santa Barbara, California Area

 **Regional Manager**
Oct 2005 – Dec 2012 · 7 yrs 3 mos

 **Board Member**
Ghost Flower
Nov 2020 – Present · 9 mos

 **Assistant to Ralph Lauren**
Polo Ralph Lauen · Full-time
2001 – 2003 · 2 yrs
New York, United States

Education

 **University of Colorado Boulder**
1996 – 1999

Skills & endorsements

Yoga · 32

 Endorsed by **Lola Dikaiou** and 1 other who is highly skilled at this    Endorsed by **9** of **Cara's** colleagues at CorePower Yoga

Wellness · 28

 Endorsed by **Lola Dikaiou**, who is highly skilled at this    Endorsed by **6** of **Cara's** colleagues at CorePower Yoga

Fitness · 26

 Endorsed by **Lola Dikaiou** and 1 other who is highly skilled at this    Endorsed by **6** of **Cara's** colleagues at CorePower Yoga

Show more

Accomplishments

2 Languages
English · Spanish   ⌄

Interests

 **CorePower Yoga**
25,301 followers

 **Ghost Flower Inc.**
78 followers

TSG Consumer Partners    **Dave Goetz Bodywork**

 6,414 followers

 80 followers

 **YouthWell**
120 followers

 **University of Colorado Boulder**
282,462 followers